

October 20, 2010

Mr. Li Feilie
Chief Executive Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong

> **Re: China Natural Resources, Inc.**
> **Form 20-F**
> **Filed May 26, 2010**
> **Response Letter Dated August 30, 2010**
> **File No. 000-26046**

Dear Mr. Li Feilie:

We have completed our review of your filings, and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director